UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2016 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid growth in consolidated net sales and in operating segment income of 9.4% and 9.9%, respectively, in the fourth quarter
➢	Strong growth in advertising revenue of 4.0% during the fourth quarter, and an increase in advertising customer deposits for 2017 of 8.9%
➢	Univision royalties reach US$90 million in the fourth quarter, a year-over-year growth of 11.8%
➢	Sky reaches 8 million subscribers and posts a growth in full-year revenues of 14.0%
➢	Cable revenue growth of 11.9% for the full year with a growth in operating segment income margin of 150 basis points to 41.5%
➢	Capital expenditures in 2017 expected to come down by US$500 million, or 33% lower than in 2016

Consolidated Results

Mexico City, February 22, 2017 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year and fourth quarter 2016. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2016 and 2015, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2016 with 2015:

	2016	Margin %	2015	Margin %	Change %
Net sales	96,287.4	100.0	88,051.8	100.0	9.4
Net income	5,333.4	5.5	12,325.4	14.0	(56.7)
Net income attributable to stockholders of the Company	3,721.4	3.9	10,899.1	12.4	(65.9)

Segment net sales	99,347.8	100.0	90,198.7	100.0	10.1
Operating segment income (1)	38,923.2	39.2	35,695.3	39.6	9.0

(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 9.4% to Ps.96,287.4 million in 2016 compared with Ps.88,051.8 million in 2015. This increase was attributable to strong growth in our Content segment, and double-digit growth in our Sky and Cable segments. Operating segment income increased by 9.0%, reaching Ps.38,923.2 million with a margin of 39.2%.

Net income attributable to stockholders of the Company amounted to Ps.3,721.4 million for the year ended December 31, 2016, compared with Ps.10,899.1 million for the year ended December 31, 2015. The net decrease of Ps.7,177.7 million reflected primarily:

●
A Ps.2,808.9 million increase in other expense, net, as a result of (a) non-recurring cash income in 2015; (b) non-recurrent severance expenses as part of our cost reduction plan; (c) higher legal and professional advisory services; (d) a higher non-cash loss on disposition of property, plant and equipment as part of the network upgrades in our Cable segment.

●
A Ps.9,409.2 million increase in finance expense, net, primarily as a result of the absence of other finance income recognized by us in 2015 in connection with our exchange of Convertible Debentures issued by Univision Holdings, Inc. (“UHI”), the controlling company of Univision Communications Inc. (“Univision”), for Warrants that are exercisable for UHI’s common stock.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2016 and 2015, for each of our business segments. Full year consolidated results for 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	2016	%	2015	%	Change %
Content	36,686.7	36.9	34,332.6	38.1	6.9
Sky	21,941.2	22.1	19,253.5	21.3	14.0
Cable	31,891.6	32.1	28,488.3	31.6	11.9
Other Businesses	8,828.3	8.9	8,124.3	9.0	8.7
Segment Net Sales	99,347.8	100.0	90,198.7	100.0	10.1
Intersegment Operations[1]	(3,060.4)		(2,146.9)		(42.5)
Net Sales	96,287.4		88,051.8		9.4

Operating Segment Income[2]	2016	Margin %	2015	Margin %	Change %
Content	14,748.0	40.2	14,564.2	42.4	1.3
Sky	9,898.5	45.1	8,972.3	46.6	10.3
Cable	13,236.1	41.5	11,405.6	40.0	16.0
Other Businesses	1,040.6	11.8	753.2	9.3	38.2
Operating Segment Income	38,923.2	39.2	35,695.3	39.6	9.0
Corporate Expenses	(2,207.9)	(2.2)	(1,960.8)	(2.2)	(12.6)
Depreciation and Amortization	(16,979.8)	(17.6)	(14,660.9)	(16.7)	(15.8)
Other Expense, net	(3,137.4)	(3.3)	(328.5)	(0.4)	(855.1)
Operating Income	16,598.1	17.2	18,745.1	21.3	(11.5)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Fourth quarter sales increased by 8.6% to Ps.11,690.9 million compared with Ps.10,763.4 million in fourth quarter 2015.

Full year sales increased by 6.9% to Ps.36,686.7 million compared with Ps.34,332.6  million in 2015.

Millions of Mexican pesos	2016	%	2015	%	Change %
Advertising	23,223.2	63.3	23,029.3	67.1	0.8
Network Subscription Revenue	4,399.3	12.0	3,595.4	10.5	22.4
Licensing and Syndication	9,064.2	24.7	7,707.9	22.4	17.6
Net Sales	36,686.7	100.0	34,332.6	100.0	6.9

Advertising

Advertising fourth quarter revenue increased by 4.0% to Ps.7,995.5 million compared with Ps.7,687.3 million in fourth quarter 2015. This is the highest revenue growth of the last 10 quarters.

As a result, full year revenue growth reached 0.8%. The modest growth in 2016 follows a contraction in revenues during 2015 that resulted from the restructuring of our advertising sales organization.

Advertising customer deposits for 2017 grew by 8.9%.

Network Subscription Revenue

Fourth-quarter Network Subscription Revenue increased by 6.1% to Ps.1,045.4 million compared to Ps.984.9 million in fourth-quarter 2015.

Full year Network Subscription Revenue increased by 22.4%. The growth in the fourth quarter and in the full year was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and a positive translation effect on foreign-currency denominated revenues. These two factors more than compensated for the loss of revenue from Megacable starting on September 2016.

During the year, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. During 2016, 11 of the top 30 pay-TV networks in Mexico were produced by Televisa.

Licensing and Syndication

Fourth-quarter Licensing and Syndication revenue increased by 26.7% to Ps.2,650.0 million compared to Ps.2,091.2 million in fourth-quarter 2015. Fourth-quarter royalties from Univision increased by 11.8% to US$90.4 million in the fourth-quarter 2016 from US$80.9 million in the fourth-quarter 2015 and for the full year 2016 royalties from Univision reached US$324.6 million, equivalent to a growth of 4.3% from 2015.

The full year increase in Licensing and Syndication revenue of 17.6% is mainly explained by a positive translation effect on foreign-currency-denominated revenues.

In the aggregate for the full year, the Content segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.1,887.0 million.

Fourth quarter operating segment income for our Content segment increased by 4.7% to Ps.4,767.8 million compared with Ps.4,555.0 million in fourth quarter 2015; the margin was 40.8%.

Full-year operating segment income for our Content segment increased by 1.3% to Ps.14,748.0 million compared with Ps.14,564.2 million in 2015. The margin was 40.2%. The moderate growth in operating segment income was possible in spite of the increased investment in the production of content, the loss of revenue from Megacable starting September, 2016, and the decision not to renew the agreement with Netflix starting July, 2016.

Sky
Fourth quarter sales increased by 9.8% to Ps.5,505.1 million compared with Ps.5,012.5 million in fourth quarter 2015. During the quarter, Sky added a total of 99,841 subscribers.

Full year sales increased by 14.0% to Ps.21,941.2 million compared with  Ps.19,253.5 million in 2015. The increase in revenue was the fastest of the last four years and was driven by a growth in the subscribers of 742 thousand. Strong revenue growth was also driven by a higher than usual re-charge rate in the first half of 2016 following the transition from analog to digital transmission of broadcast signals.

As of December 31, 2016, the number of net active subscribers increased to 8,026,519 (including 190,545 commercial subscribers), compared with 7,284,162 (including 178,915 commercial subscribers) as of December 31, 2015. Sky closed the year with 206,814 subscribers in Central America and the Dominican Republic.

Fourth quarter operating segment income increased by 9.3% to Ps.2,423.8 million compared with  Ps.2,217.1 million in fourth quarter 2015, and the margin was 44.0%.

Full year operating segment income increased by 10.3% to Ps.9,898.5 million compared with  Ps.8,972.3 million in 2015, and the margin was 45.1%. The increase in revenues was partially compensated by higher programming costs mainly as a result of the depreciation of the Mexican peso.

Cable
Fourth quarter sales increased by 9.8% to Ps.8,313.2 million compared with Ps.7,569.9 million in fourth quarter 2015 driven by growth in our cable platforms.

Full year sales increased by 11.9% to Ps.31,891.6 million compared with  Ps.28,488.3 million in 2015.

Voice and data revenue generating units, or RGUs, grew by 11.8% and 11.3% compared with 2015, respectively, and video RGUs grew by 3.6%.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2016 and 2015.

RGUs	2016	2015
Video	4,205,864	4,061,655
Broadband	3,411,790	3,066,699
Voice	2,113,282	1,891,026
Total RGUs	9,730,936	9,019,380

Growth in fourth quarter RGUs was affected by, among other factors, (i) increased competitive pressures; (ii) the acceleration of the pace of integration of our five cable operations, (iii) an economic slowdown in certain areas within our systems, and (iv) the implementation of a more stringent client acceptance process.

Fourth quarter operating segment income increased by 11.2% to Ps.3,346.2 million compared with Ps.3,010.1 million in fourth quarter 2015, and the margin reached 40.3%.

Full year operating segment income increased by 16.0% to Ps.13,236.1 million compared with  Ps.11,405.6 million in 2015. The margin reached 41.5%, equivalent to an increase of 150 basis points from 2015, and the highest on record. The increase in the margin was possible due to the aggressive cost savings program implemented throughout the year and process of integration of our five cable operations.

These favorable variances were partially offset by higher programming costs mainly as a result of the depreciation of the Mexican peso and by higher maintenance, personnel and leasing costs and expenses.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for 2016 and 2015.

Our cable operations include the video, voice and data services provided by Cablevision, Cablemas, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

2016 Millions of Mexican pesos	Cable Operations (1)	Network Operations 1)	Total Cable
Revenue	27,517.1	5,654.6	31,891.6
Operating Segment Income	11,771.7	2,021.0	13,236.1
Margin	42.8%	35.7%	41.5%

(1) These results do not include consolidation adjustments of Ps.1,280.1 million in revenues nor Ps.556.6 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

2015 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	24,279.5	5,072.6	28,488.3
Operating Segment Income	9,781.9	1,944.4	11,405.6
Margin	40.3%	38.3%	40.0%

(2) These results do not include consolidation adjustments of Ps.863.8 million in revenues nor Ps.320.7 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Fourth quarter sales increased by 21.0% to Ps.2,783.0 million compared with Ps.2,300.5 million in fourth quarter 2015. The increase is mainly explained by higher revenues in our soccer, gaming and publishing businesses, partially offset by a decrease in revenues of our feature film distribution business.

Full year sales increased by 8.7% to Ps.8,828.3 million compared with Ps.8,124.3  million in 2015. Businesses that performed well include soccer, and gaming. The gaming business benefited from higher revenues from our electronic gaming machines, while soccer saw an increase in revenues as a result of player-related transactions.

Fourth quarter operating segment income reached Ps.368.1 million compared with  Ps.144.5 million in fourth quarter 2015.

Full year operating segment income increased by 38.2% to Ps.1,040.6 million compared with Ps.753.2 million in 2015, reflecting primarily i) an increase in the operating segment income of our gaming and soccer businesses; ii) a decrease in the operating segment loss of our publishing distribution business.

Corporate Expense

Corporate expense increased by Ps.247.1 million, or 12.6%, to Ps.2,207.9 million in 2016, from Ps.1,960.8 million in 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2016 and 2015 amounted to Ps.1,410.5 million and Ps.1,199.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is  measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.211.0 million reflected primarily the increase in the market price of our CPO in prior years, and to a lesser extent a higher number of our CPOs conditionally sold to officers and employees in our Cable segment.

Other Expense, Net

Other expense, net, increased by Ps.2,808.9 million to Ps.3,137.4 million in 2016, from Ps.328.5 million in 2015. Other expense, net, in 2016 included primarily:

(i)	legal and accounting advisory and professional services during 2016 of Ps.833.6 million;
(ii)	a non-cash loss of approximately Ps.551.5 million on disposition of property, plant and equipment as part of the network upgrades in our Cable segment operations;
(iii)	a non-recurring severance expense in 2016 of Ps.912.2 million in connection with dismissals of personnel in our Content, Cable and Other Businesses segments, as part of a cost reduction plan; and
(iv)	non-recurring costs of approximately Ps.259.3 million incurred in connection with the cancellation of a contract for a new satellite in our Sky segment.
In addition, the increase in Other expense, net, reflected the absence of a non-recurring cash income of Ps.1,038.3 million (US$67.6 million) as a result of the early termination of a technical assistance agreement with Univision in the first quarter of 2015.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2016 and 2015.

	2016	2015	(Increase) decrease
Interest expense	(8,497.9)	(6,239.4)	(2,258.5)
Interest income	1,499.5	1,027.8	471.7
Foreign exchange loss, net	(2,490.3)	(2,426.0)	(64.3)
Other finance (expense) income, net	(43.4)	7,514.7	(7,558.1)
Finance expense, net	(9,532.1)	(122.9)	(9,409.2)

Finance expense, net, increased by Ps.9,409.2 million to Ps.9,532.1 million in 2016 from Ps.122.9 million in 2015. This increase reflected primarily:

(i)
an unfavorable change of Ps.7,558.1 million decrease in other finance income or expense, net, resulting  primarily from the absence of other finance income recognized by us in July 2015 in connection with our exchange of Convertible Debentures issued by UHI, the controlling company of Univision, for Warrants that are exercisable for UHI’s common stock, which included a cash amount of Ps.2,195 million (US$135.1 million) received from UHI for such exchange, and a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative non-cash gain related to changes in fair value of such debentures;

(ii)
a Ps.2,258.5 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other notes payable in 2016 and the impact of the depreciation of the Mexican peso against the U.S. dollar on such interest expense; and

(iii)
a Ps.64.3 million increase in foreign exchange loss, net, resulting primarily from the depreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in 2016, which was partially offset by a favorable hedge effect resulting from our higher U.S. dollar investment in UHI in 2016.

These unfavorable variances were partially offset by a Ps.471.7 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in 2016.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.1,104.2 million to Ps.1,139.6 million in 2016 from Ps.35.4 million in 2015. This increase reflected mainly a favorable change in our share of income or loss of UHI, the controlling company of Univision, as well as a higher share of income of Imagina Media Audiovisual, S.L., a communications company in Spain, which investment we began to recognize as an associate in third-quarter 2015.

Income Taxes

Income taxes decreased by Ps.3,460.0 million to Ps.2,872.2  million in 2016 compared with Ps.6,332.2 million in 2015. This decrease reflected primarily a lower tax base, which was partially offset by a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.185.7 million, or 13%, to Ps.1,612.0 million in 2016, compared with Ps.1,426.3 million in 2015. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments, which was partially offset by the acquisition of a non-controlling interest in Televisión Internacional, S.A. de C.V. (“TVI”), a company in our Cable segment, in first-quarter 2016.

Other Relevant Information

Capital Expenditures

During 2016, we invested approximately US$1,490.9 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately US$984.2 million for our Cable segment, US$346.6 million for our Sky segment, and US$160.1 million for our Content and Other Businesses segments.

During 2017, capital expenditures are expected to reach approximately US$1 billion, including approximately US$550 million for our Cable segment, US$300 million for our Sky segment, and US$150 million for our Content and Other Businesses segments.

The reduction in capital expenditures in our Cable segment with respect to 2016 is of approximately US$450 million and results primarily from the conclusion of the main rebuilding phase in our cable systems, and to a lesser extent, the postponement of the rebuilding of the network in certain smaller markets as a result of the depreciation of the peso.

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total debt, finance lease obligations and other notes payable as of December 31, 2016 and 2015. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2016	Dec 31, 2015	Increase (decrease)
Current portion of long-term debt	850.9	2,979.8	(2,128.9)
Long-term debt, net of current portion	126,146.7	107,430.8	18,715.9
Total debt [1]	126,997.6	110,410.6	16,587.0
Current portion of finance lease obligations	575.6	511.6	64.0
Long-term finance lease obligations	5,816.2	5,293.6	522.6
Total finance lease obligations	6,391.8	5,805.2	586.6
Current portion of other notes payable	1,202.3	-	1,202.3
Other notes payable, net of current portion	3,650.7	-	3,650.7
Total other notes payable [2]	4,853.0	-	4,853.0

1 As of December 31, 2016 and 2015, total debt is presented net of finance costs in the amount of Ps.1,290.6 million and Ps.1,387.9 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,827.3 million and Ps.1,184.2 million, respectively.
2 In connection with the acquisition of a non-controlling interest in TVI, our Cable segment subsidiary.

As of December 31, 2016, our consolidated net debt position (total debt, finance leases and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.78,405.9 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of December 31, 2016, amounted to Ps.6,792.2 million.

Shares Outstanding

As of December 31, 2016 and 2015, our shares outstanding amounted to 341,268.3 million shares and 338,468.4 million shares, respectively, and our CPO equivalents outstanding amounted to 2,916.8 million and 2,892.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2016 and 2015, the GDS (Global Depositary Shares) equivalents outstanding amounted to 583.3 million and 578.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2016 AND 2015
(Millions of Mexican Pesos)

ASSETS	December 31, 2016 (Unaudited)		December 31, 2015 (Audited)

Current assets:
Cash and cash equivalents	Ps.	47,546.1	Ps.	49,397.1
Temporary investments		5,498.2		5,330.5
Trade notes and accounts receivable, net		24,906.4		21,702.1
Other accounts and notes receivable, net		5,981.9		4,296.1
Due from related parties		905.6		98.4
Transmission rights and programming		6,533.2		5,389.1
Inventories		1,899.1		1,628.3
Other current assets		2,698.2		2,096.5
Total current assets		95,968.7		89,938.1

Non-current assets:
Derivative financial instruments		647.8		-
Transmission rights and programming		7,975.3		9,139.1
Investments in financial instruments		42,868.6		41,081.4
Investments in associates and joint ventures		12,092.3		9,271.9
Property, plant and equipment, net		86,783.6		76,089.3
Intangible assets, net		37,624.5		38,106.3
Deferred income tax assets		22,729.6		17,665.1
Other assets		192.6		182.5
Total non-current assets		210,914.3		191,535.6
Total assets	Ps.	306,883.0	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2016 AND 2015
(Millions of Mexican Pesos)

	December 31,		December 31,
	2016		2015
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,678.2	Ps.	4,164.0
Current portion of finance lease obligations		575.6		511.6
Current portion of other notes payable		1,202.3		-
Derivative financial instruments		-		1.4
Trade accounts payable and accrued expenses		22,878.1		17,361.5
Customer deposits and advances		21,709.4		20,470.4
Income taxes payable		2,012.5		1,632.8
Other taxes payable		1,479.1		1,246.0
Employee benefits		1,078.7		1,034.5
Due to related parties		1,088.2		443.0
Other current liabilities		2,723.9		2,112.8
Total current liabilities		57,426.0		48,978.0
Non-current liabilities:
Long-term debt, net of current portion		126,146.7		107,430.8
Finance lease obligations, net of current portion		5,816.2		5,293.6
Other notes payable, net of current portion		3,650.7		-
Derivative financial instruments		5.5		225.7
Customer deposits and advances		-		514.5
Income taxes payable		6,386.9		6,338.1
Deferred income tax liabilities		9,668.7		10,000.0
Post-employment benefits		520.5		407.2
Other long-term liabilities		2,468.1		2,764.1
Total non-current liabilities		154,663.3		132,974.0
Total liabilities		212,089.3		181,952.0

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		64,653.5		60,101.5
Net income for the period		3,721.4		10,899.1
		70,513.9		73,139.6
Accumulated other comprehensive income, net		2,374.1		5,257.6
Shares repurchased		(11,551.7)		(11,882.2)
		61,336.3		66,515.0
Equity attributable to stockholders of the Company		82,204.2		87,382.9
Non-controlling interests		12,589.5		12,138.8
Total equity		94,793.7		99,521.7
Total liabilities and equity	Ps.	306,883.0	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2016 AND 2015
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2016		2015		2016		2015
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	27,300.7	Ps.	24,951.1	Ps.	96,287.4	Ps.	88,051.8

Cost of sales		14,844.7		13,329.8		52,377.8		47,226.5

Selling expenses		3,107.6		2,897.4		10,900.7		9,716.2

Administrative expenses		3,505.9		3,258.2		13,273.4		12,035.5
Income before other expense		5,842.5		5,465.7		19,735.5		19,073.6
Other expense, net		(1,121.5)		(363.4)		(3,137.4)		(328.5)
Operating income		4,721.0		5,102.3		16,598.1		18,745.1
Finance expense		(3,441.9)		(2,208.7)		(11,031.6)		(8,665.4)
Finance income		324.8		261.6		1,499.5		8,542.5
Finance expense, net		(3,117.1)		(1,947.1)		(9,532.1)		(122.9)
Share of income of associates and joint ventures, net		226.5		303.7		1,139.6		35.4
Income before income taxes		1,830.4		3,458.9		8,205.6		18,657.6
Income taxes		624.6		1,471.7		2,872.2		6,332.2
Net income	Ps.	1,205.8	Ps.	1,987.2	Ps.	5,333.4	Ps.	12,325.4

Net income attributable to:
Stockholders of the Company	Ps.	643.0	Ps.	1,571.2	Ps.	3,721.4	Ps.	10,899.1
Non-controlling interests		562.8		416.0		1,612.0		1,426.3
Net income	Ps.	1,205.8	Ps.	1,987.2	Ps.	5,333.4	Ps.	12,325.4

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.21	Ps.	0.54	Ps.	1.28	Ps.	3.77

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2016 and 2015, for each of our business segments. Fourth Quarter consolidated results for 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	4Q 2016%		4Q 2015%		Change %
Content	11,690.9	41.3	10,763.4	42.0	8.6
Sky	5,505.1	19.5	5,012.5	19.5	9.8
Cable	8,313.2	29.4	7,569.9	29.5	9.8
Other Businesses	2,783.0	9.8	2,300.5	9.0	21.0
Segment Net Sales	28,292.2	100.0	25,646.3	100.0	10.3
Intersegment Operations[1]	(991.6)		(695.2)		(42.6)
Net Sales	27,300.6		24,951.1		9.4

Operating Segment Income[2]	4Q 2016	Margin %	4Q 2015	Margin %	Change %
Content	4,767.8	40.8	4,555.0	42.3	4.7
Sky	2,423.8	44.0	2,217.1	44.2	9.3
Cable	3,346.2	40.3	3,010.1	39.8	11.2
Other Businesses	368.1	13.2	144.5	6.3	154.7
Operating Segment Income	10,905.9	38.5	9,926.7	38.7	9.9
Corporate Expenses	(593.9)	(2.1)	(539.9)	(2.1)	(10.0)
Depreciation and Amortization	(4,469.5)	(16.4)	(3,921.1)	(15.7)	(14.0)
Other Expense, net	(1,121.5)	(4.1)	(363.4)	(1.5)	(208.6)
Operating Income	4,721.0	17.3	5,102.3	20.4	(7.5)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 23, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel